Exhibit 99.1

Genius Group Buys Back 6,037,851 Company Shares

32.6 million shares removed from Company’s issued share capital in last 8 days, equivalent to 27% of the Company’s public float.

SINGAPORE, June 22, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today announced that it has bought back 6,037,851 Class A Ordinary Shares in a privately negotiated off-market transaction with a non-affiliated private holder, which together with the 6.6 million shares buyback announced on June 15, 2026 represents 96% of the 13.2 million share buyback authorised by the Company’s Board of Directors on June 7, 2026.

The repurchase was executed in a privately negotiated transaction at a price below the recent trading price of the Company’s Class A Ordinary Shares on the NYSE American, providing immediate accretion to the Company’s Net Asset Value per Share (“NAVPS”) for the benefit of remaining shareholders.

Further to the buyback, the Company will cancel the 6,037,851 shares in accordance with applicable Singapore and U.S. requirements, reducing the Company’s issued share capital accordingly.

Today’s transaction, follows a buyback of 6,600,000 shares announced on June 15, 2026 and the cancellation of 20,000,000 shares announced on June 17, 2026. The three corporate actions results in the removal and reduction of 32.6 million shares from the Company’s issued capital, equivalent to 27% of the Company’s public float.

Roger James Hamilton, Founder and CEO of Genius Group, said “This buyback is part of our ongoing commitment to increase Net Asset Value per Share by reducing issued share capital. With 32.6 million shares removed from issued share capital in the last 8 days, we are taking decisive steps to increase our NAVPS.”

The Company has previously announced it has identified an aggregate of up to 43.3 million shares for removal from the Company’s public float. The 32.6 million shares removed in the last 8 days represents 75% of the total shares identified.

The Company is targeting to continue to remove these shares from its issued share capital over time. While the timing and amount of any further repurchases or cancellations cannot be assured, the Company intends to act diligently to complete as much of the remaining mandate as practical prior to its expiry on July 6, 2026.

At the Company’s Annual General Meeting on July 7, 2026, shareholders will be invited to approve a further buyback mandate of up to 20% of the Company’s issued Class A Ordinary Shares, valid for the following twelve months. Details of the AGM are available in the Company’s SEC filings here.

About Genius Group

Genius Group (NYSE: GNS) is a global education group delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit geniusgroup.ai

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai